Exhibit 12.1

Computation of Consolidated Ratio of Earnings to Fixed Charges

	Three
	Months
	Ended
	March 31,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings
Income before income taxes	9,771	33,356	29,109	27,035	25,410	24,401
Add: Fixed charges excluding interest on deposits	2,259	8,581	7,466	5,547	7,441	7,985
	12,030	41,937	36,575	32,582	32,851	32,386
Add: Interest on deposits	2,308	8,551	8,126	7,342	9,196	10,087
	14,338	50,488	44,701	39,924	42,047	42,473
Fixed Charges
Interest on borrowings:
Short-term	124	183	148	288	195	93
Long-term	1,974	7,795	6,774	4,734	6,736	7,387
	2,098	7,978	6,922	5,022	6,931	7,480
One-third of rent expense	161	603	544	525	510	505
Fixed charges excluding interest on deposits	2,259	8,581	7,466	5,547	7,441	7,985
Interest on deposits:
Savings, NOW and money market	933	2,564	1,955	2,302	3,393	4,035
Time	1,375	5,987	6,171	5,040	5,803	6,052
	2,308	8,551	8,126	7,342	9,196	10,087
Fixed charges including interest on deposits	4,567	17,132	15,592	12,889	16,637	18,072

Ratios of Earnings to Fixed Charges:
Excluding interest on deposits	5.33	4.89	4.90	5.87	4.41	4.06
Including interest on deposits	3.14	2.95	2.87	3.10	2.53	2.35